Supplement to Prospectus dated April 11, 2007

PAXTON ENERGY, INC.

This supplement contains information that supplements and updates our prospectus dated April 11, 2007. Since it contains only the most recent developments, this supplement should be read in conjunction with such prospectus.

Common Stock Quoted for Trading

Our common stock is traded in the over-the-counter market and now is quoted on the OTC Bulletin Board under the symbol “PXTE.”

Letter of Intent to Acquire East Thirteen Oil Field

On May 9, 2007, we signed a letter of intent to purchase all of the stock of a privately held corporation owning certain producing interests, principally in the East Thirteen Field, located in Frio and Dimmit Counties Texas, for $5.3 million in cash and 500,000 shares of our common stock.

The letter of intent proposes the fundamental terms for the purchase by us of working interests in 18 gross (nine net) producing oil and gas wells and the associated proven un-developed locations and undrilled acreage. The wells have been producing oil and gas from the Olmos formations at depths of from 3,400 to 4,000 feet since approximately 2003. We have the option to increase the percentage working interests to be acquired in specified wells according to an agreed pricing formula.

The letter of intent provides the basis for a definitive agreement to be negotiated and signed, subject to specified conditions and due-diligence satisfactory to us, on or before July 1, 2007. This transaction is subject to the negotiation and execution of a definitive agreement, our obtaining the required financing facility, the completion of audited financial statements and a third party reserve report respecting the purchased properties, compliance with legal requirements, the satisfaction of representations, warranties and covenants, and other items, all to the satisfaction of our board of directors. We expect to close the purchase during the third quarter of 2007.

The date of this prospectus supplement is May 9, 2007.